UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

for the month of May 2018

Commission File Number 001-37825

Talend S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

9, rue Pages, 92150 Suresnes, France

+33 (0) 1 46 25 06 00

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Talend, Inc.

800 Bridge Parkway, Suite 200

Redwood City, CA 94065

(650) 539-3200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Appointment of New Director

On May 9, 2018, Talend S.A. (the “Company”) announced that Brian Lillie has been appointed to the board of directors of the Company (the “Board”), effective as of May 3, 2018. Mr. Lillie is currently serving as the Chief Product Officer for Equinix, Inc., a provider of data center and interconnection services since October 2017. Mr. Lillie previously served as Chief Customer Officer and Executive Vice President, Technology Services from August 2016 to October 2017 and Chief Information Officer from August 2008 to August 2016 at Equinix. Mr. Lillie currently serves as a director of Lumentum Holdings Inc., a telecommunications equipment company. Mr. Lillie holds a B.S. in Mathematics from Montana State University, an M.S. in Telecommunications Management from Golden Gate University and an M.S. in Management from Stanford University’s Graduate School of Business.

The Board has affirmatively determined that Mr. Lillie is independent under the applicable rules and regulations of the Securities and Exchange Commission and the listing standards of the NASDAQ Stock Market. Mr. Lillie will serve on the Audit Committee of the Board. Mr. Lillie’s appointment filled the vacancy on the Board created by the prior resignation of Mr. Bernard Liautaud from the Board. Mr. Lillie’s appointment will run until the expiration of Mr. Bernard’s term of office, expiring at the annual shareholder meeting approving the financial statements for the year ended December 31, 2017. Ratification and renewal of Mr. Lillie’s appointment will be sought at the Company’s next general shareholders’ meeting.

A copy of the press release is attached hereto as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated May 9, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Talend S.A.

Date: May 9, 2018	By:	/s/ AARON ROSS
Aaron Ross
General Counsel